Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	April 2, 2019

  Eldorado Gold Announces Resumption of Crushing and Stacking at Kisladag

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) is pleased to announce that as of April 1, 2019, mining, crushing and placing of ore on the Kisladag heap leach pad has resumed. This follows the Company’s announcement on January 30, 2019 that it would resume full operations at Kisladag. Further testwork is underway to determine the effects of a 250 day leach cycles on deeper material, the results of which are expected to be available in late 2019 or early 2020.

Eldorado’s President and Chief Executive Officer, George Burns, stated: “My thanks to Matt Badylak, Kisladag General Manager, and the team at site, as resumption of operations has started on schedule. We are now prepared to deliver on our 2019 Kisladag guidance of 145,000-165,000 ounces at a cash cost of $570-620 per ounce, increasing in 2020 to 240,000-260,000 ounces.”

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
+1 604 687 4018 or 1 888 353 8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
+1 604 687 4018 or 1 888 353 8166 louiseb@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: resumption of crushing and stacking at Kisladag, our guidance and outlook, including expected production at Kisladag; plans and goals, including our proposed testing plan at Kisladag and operating plans and priorities and related timelines.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.